Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS ROBUST FY2022 FINANCIAL RESULTS IN LINE WITH STRATEGIC PLAN
•2022 profit of €65.3 million1 and Adjusted EBIT2 of €157.7 million demonstrate robust overall performance despite COVID-19-related impacts in the Greater China Region during the second and fourth quarters.
•Cash Surplus2 was €122.2 million at December 31, 2022.
•Double-digit revenue growth expected for the first quarter of 2023. FY2023 results expected to be on the trajectory to achieve €2 billion revenue and 15% Adjusted EBIT Margin2 by 2025 (excluding TOM FORD FASHION).
•Proposed dividend of €0.10 per share3, up 11% year-over-year.

April 6, 2023 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” the “Group,” “Zegna,”, or the “Company”), owner of the ZEGNA and Thom Browne brands, today announced profit of €65.3 million for the year ended December 31, 2022. Adjusted EBIT for the period was €157.7 million, up 6% year-over-year and in line with the “moderate improvement” guidance the Group communicated on January 25, 2023, with an Adjusted EBIT Margin of 10.6%. The Group’s revenues for 2022 were €1,492.8 million, up 15.5% year-over-year4. Excluding the Greater China Region (“GCR”), which was affected by COVID-19-related restrictions throughout 2022, particularly from mid-March to the end of May and then again in the fourth quarter, 2022 revenues were up 42% year-over-year.
Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “Our robust performance in 2022 reflects the strong momentum and desirability of our brands as well as the soundness and success of our strategy and execution.”
“Last year, we embarked on a journey of rebranding our namesake label, as we unveiled the ZEGNA One Brand. We are still at the beginning of this journey, having just launched the second season and a number of new initiatives. 2023 is off to an encouraging start, with solid double-digit performance in the Group’s retail network, and I am optimistic that the reopening of the Greater China Region following COVID-19-related restrictions, together with the positive response to our collections we are seeing from our customers worldwide, will continue to drive the growth of our global business. However, it is important to acknowledge that current financial uncertainties and an ever-changing global environment have the potential to affect consumer attitudes and buying patterns. We remain focused on executing our strategy to further strengthen our market-leading position and our Made in Italy manufacturing platform, while managing opportunities and challenges on Our Road to achieving our medium-term ambitions. We will do all of this without compromising our values and our dedication to quality, innovation, the environment, and our people.”
“Furthermore,” he continued, “in November 2022, we announced the TOM FORD FASHION business transaction alongside The Estée Lauder Companies. Subject to and following the completion of that transaction we will acquire the TOM FORD FASHION operations and operate the TOM FORD FASHION business under a long-term license from The Estée Lauder Companies. I look forward to sharing more details about our plans for this exceptional brand once the transaction closes, likely in the second quarter of this year.”

1 Profit refers to profit of the Group (including profit attributable to non-controlling interests).
2 Adjusted Profit/(Loss), Adjusted EBIT, Adjusted EBIT Margin, Net Financial Indebtedness/(Cash Surplus), Adjusted Diluted Earnings per Share and Trade Working Capital are non-IFRS financial measures. See the Non-IFRS Financial Measures section starting on page 13 of this press release for the definition of such non-IFRS measures and a reconciliation of such non-IFRS measures to the most directly comparable IFRS measures.
3 Declaration of the proposed dividend is subject to the finalization and adoption by the Board of Directors of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law, and also subject to the approval of the proposed distribution by Zegna’s 2023 annual general meeting (currently expected to be held on June 27, 2023).
4 Throughout this press release, growth rates refer to year-over-year growth on a current currency basis, unless otherwise indicated.

Key Financial Highlights for the year ended December 31, 2022

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages and per share data)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
Revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%
Profit/(Loss)	65,279	(127,661)	(46,540)	192,940	n.m.(1)		(81,121)	n.m.
Adjusted Profit/(Loss)	73,629	75,322	(4,752)	(1,693)	(2.2%)		80,074	n.m.
Adjusted EBIT	157,729	149,115	20,013	8,614	5.8%		129,102	n.m.
Adjusted EBIT Margin	10.6%	11.5%	2.0%
Diluted Earnings per Share in €	0.21	(0.67)	(0.25)
Adjusted Diluted Earnings per Share in €	0.25	0.33	(0.04)

Revenues by segment
Zegna(2)	1,176,706	1,035,175	843,318	141,531	13.7%	9.3%	191,857	22.8%	22.8%
Thom Browne(2)	330,891	264,066	179,794	66,825	25.3%	20.6%	84,272	46.9%	46.6%

Adjusted EBIT and Adjusted EBIT Margin by segment
Zegna	141,513	131,929	(7,243)	9,584	7.3%		139,172	n.m.
	12.0%	12.7%	(0.9%)
Thom Browne	48,077	38,097	28,994	9,980	26.2%		9,103	31.4%
	14.5%	14.4%	16.1%
Corporate	(31,861)	(20,911)	(1,738)	(10,950)	(52.4%)		(19,173)	n.m.
	(2.1%)	(1.6%)	(0.2%)
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(1)Throughout this section “n.m.” means not meaningful
(2)Before inter-segment eliminations.

	At December 31,
(€ thousands)	2022	2021	Change
Net Financial Indebtedness/(Cash Surplus)	(122,153)	(144,769)	22,616

Adjusted Profit/(Loss), Adjusted EBIT, Adjusted EBIT Margin, Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus) and revenues on a constant currency basis are non-IFRS financial measures. See the Non-IFRS Financial Measures section starting on page 13 of this press release for the definition of such non-IFRS financial measures and a reconciliation of such non-IFRS financial measures to the most directly comparable IFRS measures.
Selected 2022 Highlights

•Continued Profitability Despite Challenging Global Environment and COVID-19-Related Disruptions in GCR
The soundness of the Group’s strategy, the desirability of its ZEGNA and Thom Browne brands, and the success of its Made in Italy Luxury Textile Laboratory led to sound profitability for the Group in 2022. Both the Zegna segment (which includes the Zegna branded products, Textile and Third-Party Brands product lines) and the Thom Browne segment showed solid year-over-year growth.
•ZEGNA One Brand
Our transition to the ZEGNA One Brand, officially launched in July 2022, is proving successful, with increased demand for the brand’s iconic products – especially luxury leisurewear and footwear – and a solid rebound in the brand’s formalwear business. We have taken a number of steps to accelerate our road to iconicity and top luxury positioning, including a focused product offering with enhanced intrinsic quality content and the rebranding of most of our stores. We have also accelerated the adoption of our Clienteling Zegna to Consumer app (now renamed Zegna X), through which we generated 35% of our boutiques’ revenues in 2022. This is all in addition to a number of collaborations and campaigns which support the amplification of the ZEGNA brand message.

•Thom Browne on Track for Sustained Growth
Despite significant disruptions during 2022, particularly in the GCR, Thom Browne continued its solid expansion, adding 11 (net) directly operated stores and strengthening the client value management program. Thom Browne’s 2022 fashion shows in New York and Paris received very positive media coverage and reviews across traditional and social media, as well as from VIPs and celebrities, reinforcing the cultural relevance of the Thom Browne brand on the global fashion scene and beyond, while also supporting brand awareness.
The Japanese market in particular performed very well last year and represents a solid base to accelerate growth in 2023. Thom Browne will further capitalize its crucial DTC network with the full integration of the South Korean market during the second half of 2023 and is well positioned to fully capitalize on the GCR reopening this year following COVID-19-related restrictions.
•Progress on Our Sustainability and ESG Commitments
In May of 2022 the Group announced 27 ESG commitments that continue to build upon its legacy of caring for people and the environment. Since then, it has made progress on a number of these. Some of the key milestones achieved during 2022 include:
◦Putting in place comprehensive DE&I and talent management strategies, as well as appointing a DE&I Officer.
◦Strengthening the Group’s governance through the introduction of long-term equity incentive plans for eligible executives linked to achieving the stated commitments. In addition, the Board of Directors now has oversight of the Group’s ESG strategy.
◦Preparing for the launch of Accademia dei Mestieri, the Group’s vocational training project, with professional training activities already started in 2022.
◦Submitting the Group’s net-zero targets to the Science-Based Target initiative (SBTi).
◦Making important progress on the Road to Traceability with the launch of the Oasi Cashmere collection, with a commitment that all cashmere used in the collection will be fully traceable by 2024, as certified by the Sustainable Fibre Alliance.
◦Spearheading, along with other industry leaders and organizations, projects including the Re.Crea Consortium to manage products at end-of-life, in partnership with Camera Nazionale della Moda Italiana and other Italian luxury brands, and The Fashion Pact-led Collective Virtual Power Purchase Agreement (CVPPA) initiative to accelerate the adoption of renewable electricity.

Review of FY 2022 Financials
Revenues
As previously communicated on January 25, 2023, for the year ended December 31, 2022, the Zegna Group reported revenues of €1,492.8 million, up 16% year-over-year. Revenues of the Zegna segment were up 14% year-over-year to €1,176.7 million and revenues of the Thom Browne segment were up 25% year-over-year to €330.9 million. Full details of the Group’s revenues can be found in our Annual Report on Form 20-F for the year ended December 31, 2022, filed today with the SEC, and in the press release issued on January 25, 2023.
Profit/(Loss) and Adjusted Profit/(Loss)
Profit for 2022 was €65.3 million, compared to a loss of €127.7 million in 2021. The change is primarily attributable to costs incurred in 2021 in connection with the Business Combination with Investindustrial Acquisition Corp, which was completed in December 2021. Profit for 2022 was impacted by higher net financial charges and higher taxes. Income taxes for the year ended December 31, 2022, amounted to €35.8 million, compared to €30.7 million for the year ended December 31, 2021, and the effective tax rate for the year ended December 31, 2022, was 35.4%.
Adjusted Profit/(Loss) was €73.6 million in 2022, down 2% from €75.3 million in 2021, primarily attributable to the performance of the Group's securities holdings driven by the financial markets, substantially offset by (i) higher Adjusted EBIT of €8.6 million (see below for further details,) and (ii) a lower effective tax rate (including the tax effects on adjusting items).
For additional information regarding Adjusted Profit/(Loss), which is a non-IFRS financial measure, please see page 13.
Adjusted EBIT and Adjusted EBIT Margin
The Group’s Adjusted EBIT was €157.7 million in 2022, up 6% from €149.1 million in 2021. Adjusted EBIT Margin for the year was 10.6%, down 90 bps from 11.5% in 2021. This was primarily the result of the step-up in marketing costs for both the ZEGNA and Thom Browne brands (previously announced at our Capital Markets Day in May 2022), higher costs of €11.0 million relating to certain central corporate functions and driven by the Company becoming a public company in December 2021, incremental compliance-related costs under both the Zegna and Thom Browne segments, and the negative impact of COVID-19-related disruptions in the GCR, especially in the second and fourth quarters, resulting in store closures and lower traffic. This was partly offset by improvements in the business in other geographies. For additional information regarding Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see page 13.
Results by Segment
Zegna Segment: Adjusted EBIT for the Zegna segment (which now excludes corporate costs previously allocated to the segment) was €141.5 million in 2022, up 7% year-over-year, with an Adjusted EBIT Margin of 12.0%, compared to €131.9 million and 12.7%, respectively, in 2021. This was mainly driven by price increase/repositioning as part of the ZEGNA One Brand strategy. The positive drivers were partially offset by the less favorable country mix and an increase in operating expenses, higher advertising and marketing costs on rebranding activities, higher personnel and compliance-related costs, and higher depreciation and amortization.
Thom Browne Segment: Adjusted EBIT for the Thom Browne segment was €48.1 million in 2022, up 26% year-over-year, with an Adjusted EBIT Margin of 14.5%, compared to €38.1 million and 14.4%, respectively, in 2021. The increase came from scale benefits and was partially offset by growth-related expenses, including costs for expanding the DTC store network (with the addition of 11 (net) directly operated stores compared to the end of December 2021), higher marketing costs reflecting the new communication strategy, and investments to improve central administrative functions and processes.
Corporate
Starting with the year ended December 31, 2022, costs for certain central corporate functions that are not directly attributable to individual segments, and which were previously allocated to the Zegna Segment, are presented separately as Corporate. These central corporate costs, which have increased significantly following the Company’s public listing in December 2021, primarily relate to the compensation of the Zegna Board of Directors and costs for functions that are managed centrally on behalf of the entire Group, including group general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance, and certain other centralized activities, including those related to being a public company, for which the costs are not allocated to the segments. Corporate costs were €31.9 million, or 2.1% of revenues, in 2022, compared to €20.9 million – 1.6% of revenues – in 2021. Corporate costs increased by €11.0 million compared to 2021 mainly due to higher costs linked to the creation and strengthening of several central functions as a consequence of the Company’s listing on the New York Stock Exchange in December 2021. Other listing-related costs directly attributable to the Zegna and Thom Browne segments have been directly allocated to the relevant segment.
Net Financial Indebtedness/(Cash Surplus), Trade Working Capital and Capital Expenditure
The Group’s Cash Surplus was €122.2 million at December 31, 2022, down 16% from €144.8 million as of December 31, 2021. The €22.6 million decline is the result of, among other factors, €26.0 million in dividends paid; €73.3 million in Capital Expenditure, mostly on the store network; €41.3 million increase in Trade Working Capital; and approximately €33 million in non-recurring real estate settlements. Trade Working Capital was stable as a percentage of revenues at 21.2% as of December 31, 2022, compared with 21.3% as of December 31, 2021.
Inventories reached €410.9 million as of December 31, 2022, up 21% from €338.5 million as of December 31, 2021. The increase reflects the Group’s decision to secure the supply chain and ensure the availability of “Essential” ZEGNA One Brand products, as well as higher finished products held as a result of the disruption in the GCR during the fourth quarter.
For additional information regarding Net Financial Indebtedness/(Cash Surplus) and Trade Working Capital, which are non-IFRS financial measures, see page 13.

Dividend and AGM
Subject to the finalization and adoption of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law, and also subject to the approval of the proposed distribution by Zegna’s 2023 annual general meeting (currently expected to be held on June 27, 2023), the Company intends to make a dividend distribution to the holders of Ordinary Shares of €0.10 per share, corresponding to a total dividend distribution to shareholders of approximately €25 million.

Outlook
On May 17, 2022, at its first Capital Markets Day, the Group announced its financial goals for the medium term, which management defines as the end of fiscal year 2025. By that time, the Group is aiming for annual revenues to exceed €2 billion and for Adjusted EBIT Margin to reach at least 15%, excluding the TOM FORD FASHION business. The Group expects 2023 results to show that it is on this trajectory. The Group’s medium-term targets assume no further future escalation of the war in Ukraine, no significant macroeconomic or financial markets deterioration, no further disruption linked to the COVID-19 pandemic in the GCR or elsewhere, and no other unforeseen events.

Annual Report on Form 20-F
Our annual report on Form 20-F, including the consolidated financial statements for the fiscal year ended December 31, 2022, can be downloaded from the Company’s website (www.zegnagroup.com) under the section Investors / Financials / SEC Filings, or from the SEC’s website (www.sec.gov). Shareholders may request a hard copy of complete audited consolidated financial statements contained in the Form 20-F, free of charge, through the contacts below.

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Conference Call
As previously announced, today at 8:30 a.m. ET (2:30 p.m. CET), the Company will host a webcast and conference call. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:
Italy (Local): +39 06 9450 1060
United Kingdom (Local): +44 20 3936 2999
United States (Local): +1 646 787 9445
All other locations: +44 (0) 3936 2999
Participant Access code: 475883
An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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Next Scheduled Announcement
The next scheduled announcement will be on April 20, 2023 in connection with the release of the Group’s 1Q 2023 revenues. There will be no conference call. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group owns the world-renowned brands ZEGNA and Thom Browne. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding by the Zegna family over 100 years ago. Ensuring the highest quality of products without compromising the quality of life for future generations is a commitment carried from the Group’s home in Italy to its operations around the world. Today the Group operates in approximately 80 countries around the world through 500 ZEGNA and Thom Browne stores, of which 302 are directly operated by the Group as of December 31, 2022 (239 ZEGNA stores and 63 Thom Browne stores). At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.
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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Community
Marco Rubino
+39 335 6509552

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Forward Looking Statements
This communication, including the section “Outlook”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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FY 2022 - Group Revenues Tables

Group Revenues by Segment

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
Zegna Segment	1,176,706	1,035,175	843,318	141,531	13.7%	9.3%	191,857	22.8%	22.8%
Thom Browne Segment	330,891	264,066	179,794	66,825	25.3%	20.6%	84,272	46.9%	46.6%
Eliminations	(14,757)	(6,839)	(8,379)	(7,918)	n.m.	n.m.	1,540	n.m.	n.m.
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%

Group Revenues by Sales Channel

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
Direct to Consumer (DTC) - Zegna branded products	772,505	712,862	527,972	59,643	8.4%	2.9%	184,890	35.0%	34.3%
Direct to Consumer (DTC) - Thom Browne branded products	145,702	138,567	85,268	7,135	5.1%	(1.5%)	53,299	62.5%	61.3%
Total Direct to Customer (DTC)	918,207	851,429	613,240	66,778	7.8%	2.2%	238,189	38.8%	38.0%
Wholesale Zegna branded products	151,437	134,449	108,506	16,988	12.6%	10.6%	25,943	23.9%	25.9%
Wholesale Thom Browne branded products	184,312	124,830	94,222	59,482	47.7%	46.6%	30,608	32.5%	32.8%
Wholesale Third Party Brands and Textile	234,561	177,201	169,888	57,360	32.4%	32.2%	7,313	4.3%	5.1%
Total Wholesale	570,310	436,480	372,616	133,830	30.7%	29.4%	63,864	17.1%	18.2%
Other	4,323	4,493	28,877	(170)	(3.8%)	(7.5%)	(24,384)	(84.4%)	(84.4%)
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%
________________________________________
Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Group Revenues by Geographical Area

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
EMEA (1)	520,226	380,325	315,879	139,901	36.8%	36.2%	64,446	20.4%	20.8%
of which Italy	224,342	158,722	121,202	65,620	41.3%	41.8%	37,520	31.0%	30.8%
of which UK	53,970	37,682	32,985	16,288	43.2%	42.2%	4,697	14.2%	14.0%
of which MEA (2)	69,046	44,236	24,268	24,810	56.1%	49.6%	19,968	82.3%	92.0%
North America (3)	294,686	191,283	131,049	103,403	54.1%	43.2%	60,234	46.0%	50.9%
of which United States	270,312	176,059	114,818	94,253	53.5%	42.1%	61,241	53.3%	59.4%
Latin America (4)	29,889	19,971	12,915	9,918	49.7%	33.4%	7,056	54.6%	57.4%
APAC (5)	644,802	696,344	551,650	(51,542)	(7.4%)	(11.6%)	144,694	26.2%	25.0%
of which Greater China Region	494,110	588,876	438,193	(94,766)	(16.1%)	(20.6%)	150,683	34.4%	31.8%
of which Japan	65,445	55,479	61,523	9,966	18.0%	23.7%	(6,044)	(9.8%)	(5.6%)
Other (6)	3,237	4,479	3,240	(1,242)	n.m.	n.m.	1,239	38.2%	40.1%
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)MEA includes the Middle East, Africa and Turkey.
(3)North America includes the United States of America and Canada.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(6)Other revenues mainly include royalties.

Group Revenues by Product Line

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
Zegna branded products	923,942	847,311	636,478	76,631	9.0%	4.1%	210,833	33.1%	32.9%
Thom Browne	330,014	263,397	179,490	66,617	25.3%	20.6%	83,907	46.7%	46.4%
Textile	136,769	102,244	87,615	34,525	33.8%	35.4%	14,629	16.7%	17.0%
Third Party Brands	97,792	74,957	82,273	22,835	30.5%	27.9%	(7,316)	(8.9%)	(7.5%)
Other	4,323	4,493	28,877	(170)	(3.8%)	(7.5%)	(24,384)	(84.4%)	(84.4%)
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
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Group Monobrand(1) Store Network at December 31, 2022 and 2021

	At December 31,
	2022			2021
# Stores	Zegna	Thom Browne	Group	Zegna	Thom Browne	Group
EMEA (2)	65	10	75	69	9	78
Americas (3)	53	7	60	50	5	55
APAC	121	46	167	126	38	164
Total Direct to Customer (DTC)	239	63	302	245	52	297
EMEA (2)	57	6	63	89	5	94
Americas (3)	64	4	68	74	3	77
APAC	35	32	67	32	30	62
Total Wholesale	156	42	198	195	38	233
Total	395	105	500	440	90	530
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia as of December 31, 2022 (14 Wholesale stores in EMEA as of December 31, 2021). Although some stores may still be operating as of December 31, 2022, they have not been supplied by Zegna since February 2022 and have therefore been excluded from Zegna's store count.
(3)Americas include North America and Latin America.

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Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2022, 2021 and 2020

	For the years ended December 31,
(€ thousands, except per share data)	2022	2021	2020
Revenues	1,492,840	1,292,402	1,014,733
Other income	13,949	8,260	5,373
Cost of raw materials and consumables	(311,320)	(309,609)	(250,569)
Purchased, outsourced and other costs	(437,928)	(353,629)	(286,926)
Personnel costs	(395,087)	(367,762)	(282,659)
Depreciation, amortization and impairment of assets	(173,521)	(163,367)	(185,930)
Write downs and other provisions	(14)	(19,487)	(6,178)
Other operating costs	(41,142)	(180,836)	(30,399)
Operating Profit/(Loss)	147,777	(94,028)	(22,555)
Financial income	13,320	45,889	34,352
Financial expenses	(54,346)	(43,823)	(48,072)
Foreign exchange (losses)/gains	(7,869)	(7,791)	13,455
Result from investments accounted for using the equity method	2,199	2,794	(4,205)
Impairments of investments accounted for using the equity method	—	—	(4,532)
Profit/(Loss) before taxes	101,081	(96,959)	(31,557)
Income taxes	(35,802)	(30,702)	(14,983)
Profit/(Loss)	65,279	(127,661)	(46,540)
Attributable to:
Shareholders of the Parent Company	51,482	(136,001)	(50,577)
Non-controlling interests	13,797	8,340	4,037

Basic earnings per share in Euro	0.22	(0.67)	(0.25)
Diluted earnings per share in Euro	0.21	(0.67)	(0.25)

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2022 and 2021

	At December 31,
(€ thousands)	2022	2021
Assets
Non-current assets
Intangible assets	455,908	425,220
Property, plant and equipment	126,139	111,474
Right-of-use assets	375,508	370,470
Investments accounted for using the equity method	22,648	22,447
Deferred tax assets	124,627	108,210
Other non-current financial assets	36,240	35,372
Total non-current assets	1,141,070	1,073,193
Current assets
Inventories	410,851	338,475
Trade receivables	177,213	160,360
Derivative financial instruments	22,454	1,786
Tax receivables	15,350	14,966
Other current financial assets	320,894	340,380
Other current assets	84,574	68,773
Cash and cash equivalents	254,321	459,791
Total current assets	1,285,657	1,384,531
Total assets	2,426,727	2,457,724
Liabilities and Equity
Share capital	5,939	5,939
Retained earnings	528,320	498,592
Other reserves	144,690	96,679
Equity attributable to shareholders of the Parent Company	678,949	601,210
Equity attributable to non-controlling interests	53,372	43,094
Total equity	732,321	644,304
Non-current liabilities
Non-current borrowings	184,880	471,646
Other non-current financial liabilities	178,793	167,387
Non-current lease liabilities	332,050	331,409
Non-current provisions for risks and charges	19,581	44,555
Employee benefits	51,584	42,263
Deferred tax liabilities	60,534	53,844
Total non-current liabilities	827,422	1,111,104
Current liabilities
Current borrowings	286,175	157,292
Other current financial liabilities	37,258	33,984
Current lease liabilities	111,457	106,643
Derivative financial instruments	2,362	14,138
Current provisions for risks and charges	13,969	14,093
Trade payables and customer advances	270,936	223,037
Tax liabilities	25,999	28,773
Other current liabilities	118,828	124,356
Total current liabilities	866,984	702,316
Total equity and liabilities	2,426,727	2,457,724

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2022, 2021 and 2020

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Operating activities
Profit/(Loss)	65,279	(127,661)	(46,540)
Income taxes	35,802	30,702	14,983
Depreciation, amortization and impairment of assets	173,521	163,367	185,930
Financial income	(13,320)	(45,889)	(34,352)
Financial expenses	54,346	43,823	48,072
Foreign exchange losses/(gains)	7,869	7,791	(13,455)
Write downs and other provisions	14	19,487	6,178
Write downs of the provision for obsolete inventory	28,561	29,600	37,735
Result from investments accounted for using the equity method	(2,199)	(2,794)	4,205
Impairments of investments accounted for using the equity method	—	—	4,532
(Gains)/Losses arising from the disposal of fixed assets	(1,124)	1,153	1,091
Other non-cash expenses/(income), net	23,063	230,812	(27,698)
Change in inventories	(103,112)	(27,554)	(39,486)
Change in trade receivables	(15,623)	(12,294)	35,675
Change in trade payables including customer advances	43,511	31,426	(38,485)
Change in current and non-current provisions for risks and charges	(29,102)	(5,498)	(4,633)
Change in employee benefits	(8,676)	(13,456)	(2,360)
Change in other operating assets and liabilities	(38,216)	38,927	(3,038)
Interest paid	(24,938)	(17,487)	(21,023)
Income taxes paid	(49,258)	(63,300)	(36,425)
Net cash flows from operating activities	146,398	281,155	70,906
Investing activities
Payments for property plant and equipment	(49,114)	(79,699)	(27,630)
Proceeds from disposals of property plant and equipment	—	3,791	1,125
Payments for intangible assets	(24,185)	(14,627)	(11,524)
Proceeds from disposals of non-current financial assets	2,585	1,536	45,979
Payments for purchases of non-current financial assets	(111)	(4,431)	—
Proceeds from disposals of current financial assets and derivative instruments	46,487	92,021	253,201
Payments for acquisitions of current financial assets and derivative instruments	(32,412)	(76,058)	(166,334)
Business combinations, net of cash acquired	(585)	(4,224)	(2,245)
Acquisition of investments accounted for using the equity method	—	(313)	—
Net cash flows (used in)/from investing activities	(57,335)	(82,004)	92,572
Financing activities
Proceeds from borrowings	—	123,570	265,352
Repayments of borrowings	(159,719)	(160,210)	(221,029)
Repayments of other non-current financial liabilities	(3,919)	(4,287)	—
Payments of lease liabilities	(121,633)	(100,611)	(90,699)
Proceeds from capital contribution from Monterubello	10,923	—	—
Sale of shares held in treasury	3,390	6,343	—
Purchase of own shares	—	(384)	(945)
Dividends to owners of the parent	(21,852)	(102)	—
Dividends paid to non-controlling interests	(4,187)	(548)	(1,731)
Purchase of own shares from Monterubello	—	(455,000)	—
Proceeds from issuance of ordinary shares upon Business Combination	—	310,739	—
Proceeds from issuance of ordinary shares to PIPE Investors	—	331,385	—
Payments of transaction costs related to the Business Combination	—	(48,475)	—
Cash distributed as part of the Disposition	—	(26,272)	—
Payments for acquisition of non-controlling interests	—	(40,253)	—
Net cash flows used in financing activities	(296,997)	(64,105)	(49,052)
Effects of exchange rate changes on cash and cash equivalents	2,464	7,454	(7,761)
Net (decrease)/increase in cash and cash equivalents	(205,470)	142,500	106,665
Cash and cash equivalents at the beginning of the year	459,791	317,291	210,626
Cash and cash equivalents at the end of the year	254,321	459,791	317,291

Non-IFRS Financial Measures
Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit/(Loss), Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital and revenues on a constant currency basis. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. An explanation of the relevance of each of the non-IFRS financial measures, a reconciliation of the non-IFRS financial measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses/(gains) and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, net impairment of leased and owned stores, a special donation to the UNHCR, net (income)/costs related to lease agreements and certain other items.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit/(Loss) to Adjusted EBIT and the calculation of the Adjusted EBIT Margin for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands, except percentages)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Income taxes	35,802	30,702	14,983
Financial income	(13,320)	(45,889)	(34,352)
Financial expenses	54,346	43,823	48,072
Foreign exchange losses/(gains)	7,869	7,791	(13,455)
Result from investments accounted for using the equity method	(2,199)	(2,794)	4,205
Impairments of investments accounted for using the equity method	—	—	4,532
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,059	—
Net impairment of leased and owned stores (5)	1,639	8,692	19,725
Special donation to the UNHCR (6)	1,000	—	—
Net (income)/costs related to lease agreements (7)	(6,844)	15,512	3,000
Other (8)	—	4,884	7,535
Adjusted EBIT	157,729	149,115	20,013

Revenues	1,492,840	1,292,402	1,014,733
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	10.6%	11.5%	2.0%
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand.
Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand, €6,486 thousand and €15,716 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand and impairment of €2,167 thousand and €4,011 thousand related to property plant and equipment and (iii) impairment of €26 thousand, and €39 thousand and reversals of impairment of €2 thousand related to intangible assets, for 2022, 2021 and 2020, respectively. Net impairment in 2020 includes the effects of the COVID-19 pandemic on the Group’s operations. Impairment and reversals of impairment of leased and owned stores are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate entirely to the Zegna Segment for the periods presented, with the exception of impairment of €820 thousand relating to the Thom Browne Segment in 2022.
(6)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (“UNHCR”) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(8)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).
Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses/(gains), depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, a special donation to the UNHCR, net (income)/costs related to lease agreements and certain other items.
Zegna’s management uses Adjusted EBITDA to understand and evaluate Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table presents a reconciliation of Profit/(Loss) to Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Income taxes	35,802	30,702	14,983
Financial income	(13,320)	(45,889)	(34,352)
Financial expenses	54,346	43,823	48,072
Foreign exchange losses/(gains)	7,869	7,791	(13,455)
Depreciation, amortization and impairment of assets	173,521	163,367	185,930
Result from investments accounted for using the equity method	(2,199)	(2,794)	4,205
Impairments of investments accounted for using the equity method	—	—	4,532
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,059	—
Special donation to the UNHCR (5)	1,000	—	—
Net (income)/costs related to lease agreements (6)	(6,844)	15,512	3,000
Other (7)	—	4,884	7,535
Adjusted EBITDA	329,611	303,790	186,218
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand.
Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.

(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(5)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(6)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(7)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).
Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

Adjusted Profit/(Loss)
Adjusted Profit/(Loss) is defined as Profit/(Loss) adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, net impairment of leased and owned stores, a special donation to the UNHCR, net (income)/costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option and certain other items, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions to which the adjustments relate).
Zegna’s management uses Adjusted Profit/(Loss) to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted Profit/(Loss) is useful for investors and analysts to better understand how management assesses Zegna’s underlying performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted Profit/(Loss) provides useful information to third party stakeholders in understanding and evaluating Zegna’s results.
The following table presents a reconciliation of Profit/(Loss) to Adjusted Profit/(Loss) for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,332	—
Net impairment of leased and owned stores (5)	1,639	8,692	19,725
Special donation to the UNHCR (6)	1,000	—	—
Net (income)/costs related to lease agreements (7)	(6,844)	15,512	3,000
Gain on Thom Browne option (8)	—	(20,675)	—
Impairment of investments accounted for using the equity method (9)	—	—	4,532
Other (10)	—	4,884	7,535
Tax effects on adjusting items (11)	(1,602)	(19,758)	(5,312)
Adjusted Profit/(Loss)	73,629	75,322	(4,752)
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand.
Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.

(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(h)€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand, €6,486 thousand and €15,716 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand and impairment of €2,167 thousand and €4,011 thousand related to property plant and equipment and (iii) impairment of €26 thousand, and €39 thousand and reversals of impairment of €2 thousand related to intangible assets, for 2022, 2021 and 2020, respectively. Net impairment in 2020 includes the effects of the COVID-19 pandemic on the Group’s operations. Impairment and reversals of impairment of leased and owned stores are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate entirely to the Zegna Segment for the periods presented, with the exception of impairment of €820 thousand relating to the Thom Browne Segment in 2022.
(6)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(8)Relates to a gain of €20,675 thousand recognized by the Thom Browne Segment following the exercise of a written option on non-controlling interests and the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.
(9)Relates to an impairment of €4,532 thousand in the Group’s investment in TFI, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.
(10)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).
Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

(11)Includes the tax effects of the aforementioned adjustments.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, net impairments of leased and owned stores, a special donation to the UNHCR, net (income)/costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option and certain other items, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions to which the adjustments relate) and excluding the impact of non-controlling interests on the adjusting items.
Zegna’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table presents a reconciliation of Profit/(Loss) to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands, except per share data)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,332	—
Net impairment of leased and owned stores (5)	1,639	8,692	19,725
Special donation to the UNHCR (6)	1,000	—	—
Net (income)/costs related to lease agreements (7)	(6,844)	15,512	3,000
Gain on Thom Browne option (8)	—	(20,675)	—
Impairment of investments accounted for using the equity method (9)	—	—	4,532
Other (10)	—	4,884	7,535
Tax effects on adjusting items (11)	(1,602)	(19,758)	(5,312)
Adjusted Profit/(Loss)	73,629	75,322	(4,752)
Impact of non-controlling interests (12)	14,460	8,669	4,063
Adjusted Profit/(Loss) attributable to shareholders of the Parent Company	59,169	66,653	(8,815)
Weighted average number of shares for basic earnings per share	237,545,736	203,499,933	201,489,100
Adjusted Basic Earnings per Share	0.25	0.33	(0.04)
Weighted average number of shares for diluted earnings per share	240,647,513	204,917,880	201,489,100
Adjusted Diluted Earnings per Share	0.25	0.33	(0.04)
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand.
Costs related to the Business Combination in 2021 include:

(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(h)€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand, €6,486 thousand and €15,716 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand and impairment of €2,167 thousand and €4,011 thousand related to property plant and equipment and (iii) impairment of €26 thousand, and €39 thousand and reversals of impairment of €2 thousand related to intangible assets, for 2022, 2021 and 2020, respectively. Net impairment in 2020 includes the effects of the COVID-19 pandemic on the Group’s operations. Impairment and reversals of impairment of leased and owned stores are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate entirely to the Zegna Segment for the periods presented, with the exception of impairment of €820 thousand relating to the Thom Browne Segment in 2022.
(6)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(8)Relates to a gain of €20,675 thousand recognized by the Thom Browne Segment following the exercise of a written option on non-controlling interests and the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.
(9)Relates to an impairment of €4,532 thousand in the Group’s investment in TFI, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.
(10)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).
Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.
(11)Includes the tax effects of the aforementioned adjustments.
(12)Represents the Profit/(Loss) for the year attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instrument liabilities, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the consolidated statement of financial position).
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2022 and 2021.

	At December 31,
(€ thousands)	2022	2021
Non-current borrowings	184,880	471,646
Current borrowings	286,175	157,292
Derivative financial instruments — Liabilities	2,362	14,138
Other non-current financial liabilities(1)	—	7,976
Total borrowings, other financial liabilities and derivatives	473,417	651,052
Cash and cash equivalents	(254,321)	(459,791)
Derivative financial instruments — Assets	(22,454)	(1,786)
Other current financial assets(2)	(318,795)	(334,244)
Total cash and cash equivalents, other current financial assets and derivatives	(595,570)	(795,821)
Net Financial Indebtedness/(Cash Surplus)	(122,153)	(144,769)
__________________
(1)Primarily relates to loans from a related party that were outstanding at December 31, 2021 and fully repaid in the first half of 2022.
(2)Includes (i) the Group’s investments in securities amounting to €316,595 thousand and €334,244 thousand at December 31, 2022 and 2021, respectively, and (ii) at December 31, 2022 only a financial receivable from an associated company of €2,200 thousand.

Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.

Zegna’s management uses Trade Working Capital to understand and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at December 31, 2022 and 2021.

	At December 31,
(€ thousands)	2022	2021
Current assets	1,285,657	1,384,531
Current liabilities	(866,984)	(702,316)
Working capital	418,673	682,215
Less:
Derivative financial instruments - Assets	22,454	1,786
Tax receivables	15,350	14,966
Other current financial assets	320,894	340,380
Other current assets	84,574	68,773
Cash and cash equivalents	254,321	459,791
Current borrowings	(286,175)	(157,292)
Current lease liabilities	(111,457)	(106,643)
Derivative financial instruments - Liabilities	(2,362)	(14,138)
Other current financial liabilities	(37,258)	(33,984)
Current provisions for risks and charges	(13,969)	(14,093)
Tax liabilities	(25,999)	(28,773)
Other current liabilities	(118,828)	(124,356)
Trade Working Capital	317,128	275,798
of which trade receivables	177,213	160,360
of which inventories	410,851	338,475
of which trade payables and customer advances	(270,936)	(223,037)
Trade Working Capital increased by €41,330 thousand from €275,798 thousand at December 31, 2021 to €317,128 thousand at December 31, 2022, related to (i) higher inventories of €72,376 thousand and (ii) higher trade receivables of €16,853 thousand, partially offset by (iii) an increase in trade payables and customer advances of €47,899 thousand. All increases are driven by the overall increase in operations to support the growth in sales and production volumes. The increase in inventories also reflects the Group’s decision to maintain higher levels of raw materials in order to mitigate the risk of any supply chain disruptions, as well as higher finished products driven by the new Essentials collections in line with the Zegna’s One Brand strategy, as well as higher finished products held in the Greater China Region as a result of temporary store closures in the fourth quarter of 2022 as a consequence of COVID-19-related restrictions.
Constant Currency Information
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro. We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any GAAP-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

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Capital expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

The following table shows a breakdown of capital expenditure by category for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Payments for property, plant and equipment	49,114	79,699	27,630
Payments for intangible assets	24,185	14,627	11,524
Capital expenditure	73,299	94,326	39,154

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